As filed with the Securities and Exchange Commission on October 27, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended April 30, 2005

OR

  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                   to

Commission file number: 1-10899

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORP. 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of it principal executive office:

KIMCO REALTY CORPORATION
3333 NEW HYDE PARK RD, SUITE 100
NEW HYDE PARK, NY 11042

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401(k) PLAN
FINANCIAL STATEMENTS
APRIL 30, 2005

KIMCO REALTY CORP. 401(k) PLAN

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Kimco Realty Corp. 401(k) Plan:

We have audited the accompanying statement of assets available for benefits of Kimco Realty Corp. 401(k) Plan (the “Plan”) as of April 30, 2005 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the plan as of and for the year ended April 30, 2004 were audited by other auditors whose report dated October 25, 2004 expressed an unqualified opinion on those financial statements.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of Kimco Realty Corp. 401(k) Plan (the “Plan”) at April 30, 2005 and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of April 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GOLDSTEIN GOLUB KESSLER LLP

October 25, 2005

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Kimco Realty Corp. 401(k) Plan:

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kimco Realty Corp. 401(k) Plan (the “Plan”) at April 30, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP

October 25, 2004

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KIMCO REALTY CORP. 401(k) PLAN
Statements of Assets Available for Benefits
April 30, 2005 and 2004

	2005	2004

Assets:

Investments (see Note 3)	$22,420,213	$17,609,575

Loans to participants	277,470	196,994

Receivables:
Participant	202,434	218,515
Employer	101,569	114,031

	304,003	332,546

Assets Available For Benefits	$23,001,686	$18,139,115

The accompanying notes are an integral part of these financial statements.

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Kimco Realty Corp. 401(k) Plan
Statements of Changes in Assets Available for Benefits
For the Plan Years ended April 30, 2005 and 2004

	2005	2004

Additions:
Investment activities:
Net appreciation in fair value of investments	$1,445,147	$2,432,293
Interest and dividends	530,216	348,500

Investment income	1,975,363	2,780,793

Contributions:
Participant	2,302,474	2,057,198
Rollovers	408,653	979,121
Employer	1,157,234	1,093,392

Total contributions	3,868,361	4,129,711

Total additions	5,843,724	6,910,504

Deductions:
Benefits paid to participants	981,153	1,361,230

Net increase	4,862,571	5,549,274

Assets Available For Benefits:
Beginning of Year	18,139,115	12,589,841

End of Year	$23,001,686	$18,139,115

The accompanying notes are an integral part of these financial statements.

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KIMCO REALTY CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corp. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General – The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the “Company”) who have completed three months of service and are age eighteen or older. The Plan was last amended in April 2002 to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequent legislation. Employees may elect to participate in the Plan on the first day of the month after completion of their first three months of service. The Company will provide a matching contribution for participants who have completed one year of service, defined as 1,000 hours. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions– Each year, participants may contribute pre-tax annual compensation, as defined in the Plan, up to the maximum percentage allowable amount determined by the Internal Revenue Service each calendar year ($14,000 in 2005 and $13,000 in 2004). As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, those who were age 50 or older during 2005 may take advantage of a higher pre-tax contribution limit of $18,000 (the limit increase for 2004 was $16,000).Participants may change their percentage contribution election monthly. The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually. No discretionary contribution payments were made for the fiscal years ended April 30, 2005 and 2004. All Company contributions are invested based upon participant account elections.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct his/her contribution to be invested in any of the thirteen mutual funds or Kimco Realty Corporation unitized common stock fund offered by the Plan.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Loans to Participants – Participants may borrow from their fund accounts, an amount aggregating the lesser of 50% of their total account balance or $50,000. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on prime rate plus 0.5% at time of issuance. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstance. The interest rate for loans outstanding at April 30, 2005 and 2004 ranged from 4.25% to 10.50%.

Payment of benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or select the installment plan, provided the participant’s account balance exceeds $5,000. For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.	SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

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KIMCO REALTY CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition
Mutual funds and common stock investments are stated at fair market value as determined by quoted market prices. Participant loans are valued at cost, which, in the opinion of management, approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan provides for various investment options which may invest in any combination of stock and mutual funds. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

3.	ASSETS HELD FOR INVESTMENT PURPOSES:

For the Plan years ended April 30, 2005 and 2004, MFS Retirement Services, Inc. (“MFS”) served as trustee of the plan. The fair market value of the following investments represent 5% or more of the Plan’s assets available for benefits at April 30, 2005 and 2004:

	2005	2004

Kimco Realty Corp unitized stock fund	$3,378,061	$2,397,891
MFS Bond Fund	$2,091,834	$1,658,698
MFS Fixed Fund	$2,000,056	$1,662,695
American Europacific Growth Fund	$3,223,680	$2,498,475
Washington Mutual Investors Fund	$2,097,665	$1,630,698
Davis New York Venture Fund	$1,559,086	$1,197,154
The Growth Fund of America	$3,041,613	$2,588,752
UBS Tactical Allocation Fund	$1,303,848	$1,098,300

In 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:
	2005	2004

Mutual Funds	$733,793	$2,117,131
Common Stock	711,354	315,162

	$1,445,147	$2,432,293

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KIMCO REALTY CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)

4.	PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

5.	TAX STATUS:

The Plan has received a favorable determination letter, dated April 23, 2002, from the Internal Revenue Service which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.	PARTY-IN-INTEREST TRANSACTIONS:

All administrative expenses and accounting fees of the Plan are paid by the Company. Certain Plan investments are shares of mutual funds offered by MFS. MFS is the trustee and therefore, these transactions qualify as party-in-interest. In addition, investments are made in Kimco Realty Corporation common stock, the Plan Sponsor.

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KIMCO REALTY CORP. 401(k) PLAN

Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of April 30, 2005

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value

*	MFS Corporate Plans Services	MFS Money Market Fund (108,894 units)	$108,894
*	MFS Corporate Plans Services	MFS Bond Fund – A (162,032 units)	2,091,834
*	MFS Corporate Plans Services	MFS Mid Cap Growth Fund – A (100,834 units)	803,646
*	MFS Corporate Plans Services	MFS Fixed Fund (2,000,056 units)	2,000,056
*	MFS Corporate Plans Services	MFS New Discovery Fund – A (53,573 units)	754,311
	American Funds Group	American Europacific Growth FD – A (92,079 units)	3,223,680
	American Funds Group	Washington Mutual Investors FD – A (70,274 units)	2,097,665
	Davis Funds	Davis New York Venture Fund A (51,677 units)	1,559,086
	American Funds Group	The Growth Fund of America FD – A (116,093 units)	3,041,613
	Franklin Templeton Investments	Franklin Real Estate Secur – A (6,187 units)	160,675
	UBS Global Asset Management Funds	UBS Tactical Allocation FD – A (48,112 units)	1,303,848
	Franklin Templeton Investments	Franklin Mutual Qualified Fund (45,403 units)	870,377
	AllianceBernstein Funds	Allianceber Balanced Shares A (61,172 units)	1,026,467
*	Kimco Realty Corporation	Kimco Realty Corp unitized stock fund (53,502 units)	3,378,061
*	Participant Loans	Participant loans (at rates ranging from 4.50% to 10.50% and terms of maturity ranging from 1 to 10 years at time of issuance)	277,470

			$22,697,683

*Denotes a party-in-interest.

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KIMCO REALTY CORP. 401(k) PLAN

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 25th day of October, 2005.

Kimco Realty Corp. 401(k) Plan, as administrator

By: /s/ Michael V. Pappagallo
Michael V. Pappagallo
Its: Chief Financial Officer